LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

July 9, 2010

VIA EDGAR AND COURIER

Michael Seaman
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Capitol Federal Financial, Inc.
Form S-1/A
File Number 333-166578

Dear Mr. Seaman:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Capitol Federal Financial, Inc. (the “Registrant”), we enclose herewith for filing Pre-Effective Amendment No. Two (the “Amendment”) to the Registrant’s Registration Statement on Form S-1 relating to the proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated July 8, 2010 (the “Comment Letter”).  The Registrant’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter and the Staff’s comments are repeated below for your convenience.

The Amendment is marked to show all revisions to the S-1/A filed on June 25, 2010.

Michael Seaman
Securities and Exchange Commission
July 9, 2010

General

1.
We note that the independent appraisal of your pro forma market value has decreased by more than 8%.  Yet your filing provides no explanation for change or indication that a new appraisal has been conducted.  Please provide a detailed explanation in the filing of the reasons for the new appraisal and the differences between the new appraisal and the old one.  At a minimum, your disclosure should address the following:

	●	When and why it was determined that a new appraisal should be conducted and who made that determination.
	●	The reasons for the change in your valuation.
●
To the extent that the change in your valuation resulted from the availability of March 31, 2010 financial information for you and your peer group and/or updated stock trading information, the possibility that your valuation will change again when the appraisal is updated prior to the completion of the conversion (since June 30, 2010 financial information will likely be available at that time).

Please see the revised disclosure on pages 5, 6, 7, 14, 24, 127 and 133 in response to this comment.

2.
Certain information throughout your filing is presented as of May 28, 2010.  To the extent that information is not directly related to your appraisal, please update such information to a more recent date.

Please see the revised disclosure on pages 1, 13, 124, 125 and 148 in response to this comment.

Offering Prospectus

Summary

How We Determined the Offering Range….page 5

3.	We note your disclosure in the second paragraph of this section that the appraised value is not the “current fair value of CFF.” Please revise to explain what you mean by that statement.

Please see the revised disclosure on page 5 in response to this comment.

4.
Please revise or add additional disclosure on page 6 to explain what you mean when you say “in approving the independent appraisal, the Board of Directors concluded that these ranges represented the appropriate balance of these approaches to establishing our estimated valuation range, and the number of shares of common stock to be sold, in comparison to the peer group institutions.”

Michael Seaman
Securities and Exchange Commission
July 9, 2010

This sentence was deleted on page 6 in response to this comment.

Risk Factors

If our allowance for loan losses….page 20

5.
Please provide us with the support for your statement that “the overall credit quality of Capitol Federal Savings Bank’s loan portfolio continues to compare favorably to the industry and peers” and include comparative numbers for non-performing loans and non-performing loans as a percentage of total assets for the industry and your peers in the risk factor.

This sentence has been dropped on page 20 in response to this comment.

Compensation Discussion and Analysis, page 113

6.
We note your response to prior comment 23 in our letter dated June 3, 2010 and we direct your attention to Question and Answer 4 in the Division of Corporation Finance’s Compliance and Disclosure Interpretations related to Proxy Disclosure Enhancements.  We reissue comment 23.

Please be advised supplementally that no disclosure has been provided in response to Item 402(s) of Regulation S-K because Registrant believes that there are no risks arising from its compensation policies and practices for its employees that are reasonably likely to have a material adverse effect on Registrant.  Management and the Compensation Committee of the Board of Directors, which is charged by the Board with the establishment and oversight of Registrant’s compensation policies, reached that conclusion on June 24, 2010 after reviewing Registrant’s risk management practices as they relate to compensation and analyzing the structure and components of Registrant’s employee incentive compensation plans.

Proxy Statement/Prospectus

General

7.
Much of the information in the proxy statement/prospectus is not relevant to exchanging shareholders.  Beginning on page 23, for example, there are several sections that appear to be targeted towards your depositors, borrowers and members and others who may purchase shares in the offering.  Please revise the proxy statement/prospectus to eliminated information that is not relevant to exchanging shareholders.

Disclosure has been eliminated beginning on page 23 in response to this comment.

Michael Seaman
Securities and Exchange Commission
July 9, 2010

Risk Factors

The market value of Capitol Federal Financial, Inc. common stock….page 17

8.	Please reorder the risk factors section in the proxy statement/prospectus to make this risk factor more prominent by locating it at the beginning of the section.

Beginning on page 17, the risk factors have been reordered in response to this comment.

Exhibit Index

9.
Please revise to include the form of change of control agreement that has been filed as Exhibit 10.11.  Also, tell us why the change of control agreements are not described in the filing.  We note your disclosure on page 113 that CFF does not have an employment or change of control agreement with any officer or employee.  We also note your disclosure on page 26 that you have change of control severance agreements with executive officers.  Please tell us if those agreements are ones that are currently in place or if they will be entered into upon completion of the offering.  Also disclose which executive officers are or will be parties to such agreements.

The Exhibit Index has been revised to include a reference to Exhibit 10.11.  In addition, disclosure has been revised on pages 26, 113 and 123 to discuss the change in control agreements that will be entered into following completion of the conversion and offering and the executive officers that will be entering into these agreements.

Closing Comments

In connection with responding to the Comment Letter, the Registrant acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided requests from the Registrant and from Sandler O’Neill + Partners, L.P. for acceleration of the effective date of the registration statement to 10:30 a.m. on July 9, 2010, or as soon thereafter as is practicable.

Michael Seaman
Securities and Exchange Commission
July 9, 2010

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4507 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ James S. Fleischer

James S. Fleischer, P.C.

cc:           Mark Webb, Legal Branch Chief